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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                          VION PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)
                           VION PHARMACEUTICALS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                CLASS A WARRANTS
                                CLASS B WARRANTS
                       (TITLES OF CLASSES OF SECURITIES)
                         927624 11 4 (CLASS A WARRANTS)
                         927624 12 2 (CLASS B WARRANTS)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                 JOHN A. SPEARS
                           VION PHARMACEUTICALS, INC.
                                 4 SCIENCE PARK
                              NEW HAVEN, CT 06511
                                 (203) 498-4210
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                WITH COPIES TO:
                              TERENCE JONES, ESQ.
                                 WIGGIN & DANA
                               ONE CENTURY TOWER
                              NEW HAVEN, CT 06508
                                 (203) 498-4400
                                  MAY 19, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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         This Amendment No. 1 and Final Amendment (this "Amendment") to Schedule
13E-4 relates to an offer by Vion Pharmaceuticals, Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth in the Offering
Circular dated May 19, 1998 (the "Offering Circular"), a copy of which was filed as Exhibit (a) (2) to such Schedule 13E-4, to exchange for each outstanding
Class A Warrant ("Class A Warrants"), at the holder's option, either (i) 0.438 shares of the Company's Common Stock (the "Common Stock"), par value $.01 per share (the "Class A All Share Option"), or (ii) (A) 0.254 shares of Common Stock and (B) $0.66 in cash (the "Class A Cash plus Share Option") (together, the "Class A Exchange Offer"). This Amendment also relates to the offer by the Company, upon the terms and conditions set forth in the Offering Circular to exchange for each outstanding Class B Warrant ("Class B Warrants"), at the holder's option, either (i) 0.212 shares of Common Stock (the "Class B All Share Option") or (ii) (A) 0.123 shares of Common Stock and (B) $0.32 in cash (the "Class B Cash plus Share Option") (together the "Class B Exchange Offer", and together with the Class A Exchange Offer, the "Exchange Offer"). The Exchange Offer was not conditioned upon the exchange of a minimum number of Class A Warrants or Class B Warrants (collectively, the "Warrants"). In order to comply with applicable rules of The Nasdaq Stock Market, the issuance of more than an aggregate of 2,144,148 shares of Common Stock was contingent upon approval of the Company's stockholders at a special meeting held on June 26, 1998, at which meeting such issuance was approved, although as described below a lesser number of shares of Common Stock is being issued pursuant to the Exchange Offer.

         An aggregate of 3,209,806 Class A Warrants (representing approximately 75.3% of the Class A Warrants outstanding) and 1,881,835 Class B Warrants (representing approximately 59.5% of the Class B Warrants outstanding) were validly tendered for exchange and not withdrawn pursuant to the Exchange Offer. The Company has accepted for exchange all validly tendered Class A Warrants and Class B Warrants. Of the 3,209,806 Class A Warrants tendered for exchange, holders of 3,150,704 Class A Warrants elected the Class A All Share Option (resulting in the issuance of 1,380,014 shares of Common Stock) and holders of 59,102 Class A Warrants elected the Class A Cash plus Share Option (resulting in the issuance of 15,013 shares of Common Stock and $39,007.32 in cash). Of the 1,881,835 Class B Warrants tendered for exchange, holders of 1,870,315 Class B Warrants elected the Class B All Share Option (resulting in the issuance of 396,508 shares of Common Stock) and holders of 11,520 Class B Warrants elected the Class B Cash plus Share Option (resulting in the issuance of 1,417 shares of Common Stock and $3,686.40 in cash).

Item 9.  Material to be Filed as Exhibits.

(a)(9)   Press Release dated June 30, 1998.






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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VION PHARMACEUTICALS, INC.

                                          By:      /s/ JOHN A. SPEARS
                                            ------------------------------------
                                            Name: John A. Spears
                                            Title: President and Chief Executive
                                              Officer

Date: July 8, 1998